Exhibit 12.01

Flextronics International Ltd.

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended March 31,					Three Months Ended
	2011	2012	2013	2014	2015	June 26, 2015
	($’s in thousands)
Calculation of Earnings:
Income from continuing operations	$612,261	$520,770	$302,502	$365,594	$600,801	$110,850
Provision for income taxes	22,049	53,960	26,313	34,860	69,854	7,766
Income from continuing operations before income taxes	$634,310	$574,730	$328,815	$400,454	$670,655	$118,616
Plus:
Fixed charges	$95,736	$72,757	$73,414	$85,394	$81,062	$21,348
Capitalized interest	(1,036)	(78)	(87)	—	—	—
Distributed income of equity investees	56	108	63	80	22	2,047
Share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—
Amortization of previously capitalized interest	894	1,053	1,065	1,079	1,079	270
Total earnings	$729,960	$648,570	$403,270	$487,007	$752,818	$142,281

Calculation of Fixed Charges:
Interest on all indebtedness and amortization of debt discount and expense	$81,297	$60,117	$58,790	$75,288	$72,507	$19,120
Capitalized interest	1,036	78	87	—	—	—
Discount, premium and capitalized expenses related to Indebtedness	7,403	7,667	10,112	4,562	3,870	983
Interest factor attributable to rentals	6,000	4,895	4,425	5,544	4,685	1,245
Total Fixed Charges	$95,736	$72,757	$73,414	$85,394	$81,062	$21,348

Ratio of Earnings to Fixed Charges	7.6x	8.9x	5.5x	5.7x	9.3x	6.7x

Deficiency of Earnings Available to Cover Fixed Charges	—	—	—	—	—	—